Filed by Matthews International Funds

pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

Matthews Asia Funds	BNY Mellon Investment Servicing Trust Company
PO Box 534475	Wilmington, DE
Pittsburgh, PA 15253-4475

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IMPORTANT INFORMATION REGARDING YOUR

MATTHEWS ASIA FUNDS RETIREMENT OR COVERDELL EDUCATION SAVINGS ACCOUNT

[Date], 2023

Dear Matthews Asia Funds Participant,

The Board of Trustees of Matthews International Funds (d/b/a Matthews Asia Funds) (the “Trust”) has approved the reorganization of the Matthews Korea Fund (the “Fund”) into the Matthews Korea Active ETF (the “ETF”) (the “Reorganization”) on or about July 14, 2023 (the “Reorganization Date”). This date may be changed without notice at the discretion of the Trust’s officers. The above account has been identified as holding security positions in the the Fund.

You are receiving this letter because BNY Mellon Investment Servicing Trust Company (“BNY Mellon”) serves as the custodian (“Custodian”) of your Traditional, Roth, or SEP individual retirement account (“IRA”), inherited IRA, (collectively referred to herein as the “Retirement Account”) or Coverdell Education Saving Account (“Coverdell ESA”) custodial account that is invested in the Fund.

With respect to the Reorganization, your options are as follows:

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Take No Action — Under the terms of the Custodial Account Agreement, if you take no action with respect to your Retirement Account or Coverdell ESA before the Reorganization Date, shares held in your Retirement Account or Coverdell ESA with the Custodian will be liquidated on the Reorganization Date and the proceeds will be invested into the Dreyfus Government Cash Management Fund (DGQXX).

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Request an Exchange — Prior to the Reorganizaion Date, you may request a non-reportable exchange of your Fund shares to another Matthews Asia Funds mutual fund by contacting Matthews Asia Funds at 1-800-789-ASIA (2742).

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Direct Transfer of Assets to a New Custodian — You may initiate a non-reportable transfer of assets to another institution. It is important to know that a transfer of assets takes time. If you choose to request a transfer of assets, you must contact the receiving institution immediately to request the appropriate transfer paperwork. We must receive your completed paperwork from the receiving institution prior to the Reorganization Date. If we do not receive appropriate paperwork in advance of the Reorganization Date, your Retirement Account will be liquidated. All requests for a trustee to trustee transfer over $100,000 must be stamped with a Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock

Exchanges Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

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Request a Redemption in Advance of the Reorganization Date — You may redeem your Fund shares at any time prior to the Reorganization Date. For your convenience, an IRA Distribution Form or Coverdell ESA Distribution form is available at www.matthewsasia.com. Alternatively, the Custodian will accept a letter of instruction to liquidate Fund shares and mail the proceeds to your address of record. All requests for a redemption over $100,000 or going to a payee or address not already on file must be stamped with an original Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

Please remember that your Retirement Account liquidation request must include your U.S. Federal income tax withholding election, and any state withholding election, if applicable. If you fail to make an election, your Retirement Account is subject to withholding. Ten percent (10%) will be withheld from your Retirement Account for payment of U.S. Federal income taxes. The Custodian will forward all withheld amounts to the IRS. Depending upon the withholding rules of your particular state, state income tax may also be withheld. The Custodian will not reimburse any income taxes withheld from your liquidation proceeds.

Distributed assets may be rollover eligible. (Refer to *IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS section below).

Indirect (60-day) rollovers are not allowed for beneficiary/inherited IRAs.

*IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS

An IRA participant is allowed only one rollover across all IRAs (Traditional, Roth, SEP, SARSEP and SIMPLE) in aggregate that a taxpayer owns in any 12-month or 365-day period. As an alternative, a participant can make an unlimited number of direct transfer of assets to a new custodian where the proceeds are delivered directly to the receiving financial institution, successor custodian or trustee. For more information, see IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs) – “Application of one-rollover-per-year limitation.”

We recommend that you speak to a qualified tax or financial professional regarding your options. We encourage you to act promptly if you are requesting a direct transfer of assets to a new custodian.

If you have any questions regarding this notice, please call Matthews Asia Funds Shareholder Services at 1-800-789-ASIA (2742). Our hours of operation are 9:00 am to 4:30 pm Eastern Time.

Sincerely,

BNY Mellon Investment Servicing Trust Company

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2472).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.